Mail Stop 60-10


	July 22, 2005

Jerauld J. Cutini
Chief Executive Officer
New Athletics, Inc.
440 Kings Village Road
Scotts Valley, California 95066

Re:	New Athletics, Inc.
	Registration Statement on Form S-4 Filed June 24, 2005
      File No. 333-126098

Dear Mr. Cutini:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Fee Table

1. Please register the shares underlying the options.

Prospectus Forepart

2. Please limit your use of defined terms like those evidenced by the phrase "or X." If the shortened terms are clear from context, you do not need the definitions. If the terms are not clear from context, revise to use terms that are clear.

Prospectus Cover

3. Please provide us a copy of your prospectus in the form you intend to provide it to shareholders. The prospectus should evidence your compliance with Rule 421, including a one-page cover that is consistent with our plain English guidance such as sample comments 17-22 of Updated Staff Legal Bulleting No. 7 (June 7, 1999) available on our web site at http://www.sec.gov/interps/legal/cfslb7a.htm. In this regard, you should limit the cover to required disclosure and other key to the voting decision, and move other disclosure to a more appropriate section of your document.

4. If you elect on the cover to include language of support and recommendation of the merger, balance the language with equally prominent disclosure of negative aspects of the merger. Likewise, balance the second Q&A in your Overview.

5. Please tell us the authority on which you incorporate information regarding New Athletics and Aviza.

Prospectus

6. Please revise the filing to disclose (in comparative columnar form) pro forma per share data for Aviza and historical and equivalent pro forma per share data for both Aviza and Trikon for each of the following:

a) book value,
b) cash dividends and
c) income (loss) per share from continuing operations.

See Item 3(f) of Form S-4 for further information on the requested disclosure requirements.

Questions and Answers About the Merger Transaction, page 1

7. Please provide the summary disclosure required by Item 3(h) of Form S-4.

8. Here or in the Summary section, include a summary of the
interests
in the merger of executive officers, directors and greater than
10%
stockholders of Aviza and Trikon. We note, for example, the accelerated vesting of options of some Trikon directors, post-closing ownership of Aviza preferred stock by Aviza`s CEO and VantagePoint and post-closing warrant issuance in favor of VantagePoint. Quantify the benefits that Trikon`s and Aviza`s directors and executive officers are expected to receive as a result of these interests.

9. If any stockholders have a voting agreement regarding the proposals in the proxy statement, disclose the material terms.

What will happen in the merger transaction?, page 1

10. Revise your disclosure to state, based on the assumptions made in this paragraph, the percentage of Newco`s capital stock that will be held by each of Trikon`s and Aviza`s stockholders post-closing.

What will Trikon and Aviza stockholders receive in the merger transaction?, page 2

11. Disclose the circumstances under which the Trikon and Aviza boards would change the Trikon exchange ratio. Also tell us your plans for resolicitation of shareholder votes if such a change occurs.

12. Briefly explain what the series A exchange formula is designed to accomplish. For example, why is 25 million part of the formula?
Also,
reconcile the exchange ratio disclosed here and on the cover with the
1.03 exchange ratio mentioned on page 86.

13. Disclose why outstanding Aviza Series B Preferred Stock owned by affiliates of Aviza`s majority stockholder, VantagePoint, and Aviza`s chief executive officer, Mr. Cutini, are not being converted in the merger transaction while all other Aviza securities are being converted into Newco securities. Disclose when the Series B was issued.

How will Trikon and Aviza warrants and stock options . . ., page 3

14. Disclose the affiliation of Mssrs. Macneil, Dobson and Wheeler to the parties. Also disclose the number and value of shares subject to accelerated vesting and when these options were originally granted.

15. Tell us whether the solicitation of the consent of your option holders is subject to the proxy and tender offer rules. If not, provide us a detailed legal analysis of why the rules are not applicable. Please also tell us whether upon commencement of the offer, New Athletics will be an affiliate of Trikon for purposes of
Rule 13e-4 and provide us with your analysis regarding that determination.

Will Newco be receiving any financial support from VantagePoint .
..
.., page 4

16. Please revise to disclose VantagePoint`s ownership interest in Aviza prior to the merger and disclose the percentage of total outstanding equity of Newco that VantagePoint will hold after the acquisition.

What vote is required?, page 4

17. Please tell us the source of the vote required to approve the changes to the certificate of incorporation. Why isn`t the approval of a majority of outstanding shares required?

Will Trikon stockholders recognize a taxable gain or loss for U.S. federal income tax purposes . . ., page 7

18. Here and throughout your document where you discuss tax matters, please directly and unequivocally disclose what the tax consequences will be rather than stating what you "intend" the consequences to be.
Likewise, you should not assume underlying tax conclusions like you do in the second sentence.

Risk Factors, page 13

Newco will depend upon sole suppliers for certain key components, page 23

19. Disclose the percentage of your revenues from the sale of products related to key components available only from single or limited sources. Also, briefly highlight any material delays you have experienced related to such suppliers.

Each of Trikon and Aviza, page 25

20. Please tell us when you plan to file reports regarding your internal control over financial reporting as of the end of your fiscal 2005 year. If you do not intend to file such reports, provide us a detailed analysis of the authority which permits you to omit the them.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Trikon, page 31

Revenue Recognition, page 31

21. We see you indicate that Trikon recognizes revenue on shipment because the customer attends and approves the pre-shipment testing and the amount of revenue recorded is reduced by the amount of any customer retention which is not payable by the customer until installation is completed and final customer acceptance is achieved.
Please revise this section to specifically address and quantify the amount of your customer retention which impacted your gross margin.
Please also quantify the amount of product shipped prior to year-end which due to your continued post-shipment obligations, you have deferred some portion of revenue and the related gross margin recorded for these projects. Lastly, please also quantify the amount of revenue to be recognized subsequent to year-end on these projects and its expected gross margin.

Comparison of the Quarters Ended March 31, 2005 and 2004

Research and Development Expenses, page 34

22. Please revise to disclose who would retain any intellectual property generated from the development projects that are the subject of the U.K. government and Welsh Development Agency grants referenced on pages 34 and 35.

Gross Margins, page 36

23. We see that you attribute changes in gross margin to the treatment of certain product sales in accordance with SAB 104. Please revise this section of your filing to clearly quantify and explain the reasons for changes in Trikon`s gross margins during the periods presented. Also, tell us how Trikon`s accounting for product costs complies with SAB 104 or other generally accepted accounting principles. Provide references to the specific generally accepted accounting principles that support your conclusions.

Trikon`s Business, page 42

Marketing, Sales and Customer Support, page 45

24. We note that for the year ended December 31, 2004, a "North
American company" represented 13% of Trikon`s revenues. Please disclose the name of this customer. Refer to Item 101(c)(1)(vii) of
Regulation S-K.

Legal proceedings, page 49

25. Tell us the status of the pending litigation. Quantify the relief sought.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Aviza and its Predecessor, page 52

Management`s Discussion and Analysis..., page 52

26. We note the November 2004 sale of the Thermco product line.
Please discuss material developments that affect the results presented.

Overview, page 52

27. Please revise to disclose the other party to the February 2002 license agreement in the last paragraph on page 52 and file that agreement as an exhibit to the registration statement. With a view toward disclosure, please tell us why in May 2004 Aviza agreed not to ship products subject to the license agreement after December 31, 2005.

Internal Control over Financial Reporting, page 57

Material Weaknesses, page 58

28. We note your disclosure of "material weaknesses requiring restatement of predecessor financial statements" which were discovered in connection with your accountants` audit of the period from October 10, 2003 through September 24, 2004. Based on this disclosure, it appears that you have restated the prior period information of the predecessor corporation during the current fiscal year. Please confirm our understanding. Also, confirm that with respect to the referenced matter Aviza`s financial statements and audit report comply with the guidance at APB Opinion 20 and AU Sections 420 and 508.

Unaudited Pro Forma Condescended Combined Financial Statements of
NewCo, page 77

29. Please update the purchase price allocation and related disclosures to reflect any preliminary valuations or other studies available as of the most recent practicable date. We assume that you are not currently aware of any probable material allocations or adjustments, not reflected herein, that are likely to be recorded.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet,
page
81

30. We note references to the use of independent valuation experts in pro forma adjustment (b) as well as other sections of the filing. Reference should not be made to the participation of an expert in a valuation or estimation process unless you name that expert and file their consent as an exhibit to the registration statement. Accordingly, revise the filing to include the consent of each referenced valuation expert or delete such references throughout the filing.

31. We refer you to adjustment (b), (t6) and (t7). Please tell us more about these adjustments and why they are necessary and compliant with authoritative generally accepted accounting principles.
Also,
clarify why Trikon`s historical financial statements properly disclose and account for the items referenced in these adjustments.
Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

32. We note your pro forma balance sheet appears to include the $4 million intangible asset recorded by Aviza related to a license agreement with Trikon signed March 14, 2005. Please tell us why it is appropriate to include the item as an asset in the combined Pro Forma financial statements of NewCo. Tell us how Trikon`s historical balance sheet reflects the one-time license fee paid and payable. We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.

33. Please refer to pro forma adjustment (f) to reflect the issuance of NewCo common shares for the outstanding Aviza equity instruments.
Please revise this adjustment note to provide additional detail about the additional paid-in capital portion of the adjustment.
Consider
including a reconciliation of the value assigned to the net-share exercised warrants and the Aviza common stock.






Trikon Special Meeting, page 88

Record Date and Quorum, page 89

34. Please complete the blanks in your document based on an assumed record date, if necessary.

Proposal One - The Merger Transaction, page 92

Background of the Merger Transaction, page 92

35. Please expand your disclosure with regard to the "alternative prospects for strategic alliances or business combinations" that Trikon considered. Identify the alternatives and explain why they were rejected in favor of the proposed transaction.

36. Describe the history of the negotiations about arrangements for affiliates of Trikon or Aviza to receive employment or other forms of compensation in addition to the per share amounts to be received by all existing security holders. Explain when these negotiations took place, who initiated and participated in the negotiations, the purpose for each type of additional compensation and how the negotiations regarding these arrangements affected the negotiations regarding the exchange ratio.

37. Provide the information required by Item 4(b) of Form S-4 related to each of the reports mentioned in this section, including the Hultquist reports mentioned on pages 98, 99 and 101 and the Cox, Castle report mentioned on page 101.

Trikon`s Reasons for the Merger Transaction, page 102

38. Please tell us whether the difficulty of accurately assessing the value of a privately held merger partner was a factor considered by the Trikon board.

39. Please provide a more complete description of the factors considered. For example, what impact on customers, strategic partners and employees did the board consider? What did the board`s analysis of market prices, volatility and trading show?

Opinion of Adams Harkness, Inc., page 104

40. Please provide any written information that the financial advisors provided to the Trikon or Aviza boards in connection with this transaction, including any "board books" and summaries of oral presentations. We may have additional comments upon review.

41. Please revise the disclosure to state specifically what conclusions Adams Harkness drew from each analysis and whether and how it supports the fairness finding. We note the disclosure on page
106 that, "Adams Harkness . . . did not attribute any particular weight to any individual analysis it considered or reach any specific conclusions with respect to any such analysis." However, your disclosure should make clear how the financial advisor interpreted each analysis and how each analysis contributed to the ultimate conclusion.

42. Explain why Adams Harkness chose the specific criteria used to select comparable companies and transactions. If any companies or transactions that satisfy those criteria were excluded from the analysis, explain the reason for the exclusion.

Limitations, page 110

43. More fully describe the services mentioned in the penultimate sentence of the second paragraph, and quantify the compensation paid to the financial advisor.

Tax Consequences, page 115

44. It is unclear why you do not provide tax consequences to the option holders who are being asked to consent.

Interests of Directors, Officers and Affiliates of Trikon and
Aviza,
page 118

Employment and Compensation, page 118

45. Please revise to disclose the material terms of each of the employment agreements to be entered into following the merger transaction.

The Merger Agreement, page 122

Amendment and Waiver, page 133

46. We note that some conditions to the closing of the merger may be waived. Please revise to disclose how you will notify stockholders of any waiver or amendment prior to the stockholder meeting. Please disclose your intentions with respect to amending the proxy statement/prospectus and resoliciting proxies in the event that a material condition is waived.

47. Please clarify whether the shareholder approval mentioned in the first paragraph also applies to the waivers mentioned in the second paragraph.

Contingent Financing, page 136

48. Please disclose the material terms of the loan mentioned in the first clause (ii) of the second paragraph. Include the interest rate.



Beneficial Ownership Information, page 144

Security Ownership . . . of Trikon prior to the Merger
Transaction,
page 144

49. Identify the natural persons who beneficially own the shares attributed to Special Situations Funds.

Security Ownership . . . of Aviza prior to the Merger Transaction, page 145

50. Identify the natural persons who beneficially own the shares attributed to Affiliates of VantagePoint Venture Partners.

Certain Relationships and Related Party Transactions of Aviza,
page
162

51. Disclose the material terms of the October 2003 security purchases by VantagePoint.

52. Disclose the material terms of the March 2005 Series B preferred stock issuance and the purpose of the issuance. Please file the stock purchase agreement as an exhibit to the registration statement.

Description of NewCo Capital Stock . . ., page 163

53. Disclose the terms of the Aviza series B preferred stock and explain how they affect the Newco stockholders. File the instruments defining the series B preferred stock.

Outstanding Common Stock, page 163

54. Disclose the number of shares that will underlie outstanding options, warrants and convertible securities.

Comparison of Stockholder Rights, page 167

55. Disclosure may not be qualified by reference to statutes.
Please
revise the second paragraph accordingly.

56. We note your statement that the disclosure includes the material differences, but other "equally important" differences may exist. Please include all differences that are "equal to" material differences and remove any implication that you have omitted such disclosure.

57. Rather than solely reciting differences, please explain the significance of each difference.




Proposal Two, page 179

58. We note your disclosure of the intended benefits of each sub proposal. Balance the disclosure with potential negative consequences.

59. Explain the alternate provision that would be included in the Newco charter documents if each sub proposal fails.

60. Please comply with the disclosure requirements regarding anti-takeover and similar proposals in Release No. 34-15230 (October
13,
1978).

Proposal Three, page 182

61. Provide the disclosure required by Schedule 14A Item 10(c).

Mechanics, page 192

62. Explain the rights that the option holders are waiving.

Where you Can Find More Information, page 193

63. Revise current and future Trikon periodic reports filed under the
Securities Exchange Act of 1934 as necessary based on our comments.

Trikon Technologies, Inc. Consolidated Financial Statements for the
Fiscal Year-Ended December 31, 2004, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

64. We note that you filed a Form 10-K/A on May 27, 2005, due to the restatement of previously reported financial statements caused by the misallocation of certain expenses between categories and fiscal periods. We also noted that your Form 10-K/A included the appropriate disclosures as required by APB 20, your December 31, 2004 financial information was labeled as "restated" and your auditor`s report included an explanatory paragraph in accordance with AU Section 508.
However, we noted that you have not provided these same disclosures as part of your December 31, 2004 Financial Statements and auditors` report filed on Form S-4. Please revise the filing to include these disclosures or alternatively, please tell us why you do not feel these disclosures are required, citing the appropriate authoritative guidance.






1. Company Information, Significant Accounting Policies and
Balance
Sheet Analysis, page F-7

Revenue Recognition, page F-7

65. With respect to proven technology equipment sales accounted for as multiple elements, tell us why you believe the delivered item has value to the customer on a standalone basis. If you (or others) ever sell the equipment without installation, please tell us how the price is different. With respect to the fair value of the installation and commissioning services, please explain why you believe your position conforms to paragraph 9 of EITF 00-21. Additionally, please tell us why these services are not essential to the functionality of the equipment based on the guidance at SAB Topic 13.A.3.c. Finally, please tell us whether the terms of the agreement specify a refund amount if the equipment is not successfully installed. We may have further comments after reviewing your response.

66. Please explain testing criteria of products prior to shipment and the nature of installation obligations. Tell us the extent you are able to duplicate a customer`s specific environment for the products tested prior to shipment. Please tell us how your policy for revenue transactions with installation and customer retention elements complies with SAB 104 or other generally accepted accounting principles. Provide references to the specific generally accepted accounting principles that support your conclusions. Also, tell us whether you expect your pending merger with Aviza to change how you account for and present your revenue generating transactions. We may have further comments after reviewing your response.

67. We see that in 2003 you entered into a contract to develop a piece of equipment for a customer whose revenue should be recorded in accordance with SOP 81-1 and that the equipment was delivered to the customer during 2003. We also noted that the "full value of the contract was deferred... and recognized in fiscal 2004 following establishment of criteria to estimate the percentage of completion."
Please tell us why under the percentage of completion methodology you deferred recognition of all revenue until 2004. Please also tell us the amounts recorded in your financial statements and how you determined that SOP 81-1 was the appropriate authoritative guidance for the transaction.

Demonstration Systems, page F-9

68. We note your policy which addresses your accounting for demonstration systems and your presentation of those systems as other long-term assets. It appears based on this account balance at December 31, 2004 and 2003 and March 31, 2005, that you have significant turn-over of these demonstration systems. Please confirm our understanding. Additionally, as part of the Pro Forma Financial
Statements on page 79, it appears these demonstration systems have been allocated to inventory and property, plant and equipment. Please tell us your basis in generally accepted accounting principles for your current presentation of and accounting for these systems and clarify how you will account for and present these items after the merger. Finally, please also explain the contractual terms under which the demonstration equipment has been loaned. We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.

69. In this regard, please tell us the amount and classification of depreciation costs included in your financial statements. Please quantify the financial statement impact of the classification of the demonstration systems as other long-term assets as compared to inventory, including the timing and amount of expense recognition thereon, if any.

Trikon Technologies, Inc. Condensed Consolidated Financial
Statements
for the Fiscal Quarter-Ended March 31, 2005, page F-27

Note A Basis of Presentation, page F-30

70. We see that you entered into a contract with Aviza Technology for a joint development agreement and a grant of license rights. We also see the development fee includes $900,000 payable upon delivery and sale by Trikon to Aviza of one standard, unmodified Trikon transport module and note the JDA acknowledges that such delivery and sale and related payment was completed in December 2004 prior to executing the
JDA. Finally, we see that you recorded the $2 million license fee paid by Aviza on March 14, 2005 as license revenue. Please clarify how you accounted for the $1.2 million development fee payable by Aviza. Please tell us your accounting basis for recognizing this entire fee as revenue in the quarter-ended March 31, 2005. Cite the authoritative guidance upon which you relied. Clarify the accounting impact of the fact that delivery, sale and related payment had been completed in December 2004 prior to executing the JDA. We may have further comments after reviewing your response.

Note D Liabilities, page F-31

71. We note your disclosure on page 40 that you violated the minimum net worth covenant of your 2003 facility. Please revise your quarterly financial statements to disclose this violation. Additionally, you should disclose the adverse consequences of the violation on your financial statements, if any, in Management`s Discussion and Analysis.

Consolidated Financial Statements of Aviza, page F-35

Consolidated Balance Sheets, page F-36

72. We see that your current balance sheet line item disclosure states that there are no outstanding shares of Series A Preferred Stock at September 24, 2004. However, we noted on page F-54 that you sold the Series A Preferred Stock on October 7, 2003. Accordingly, please revise your balance sheet descriptions and dollar amounts to disclose the proper amount of outstanding Series A Preferred Stock at
October 9, 2003 and September 23, 2004.

Consolidated Statements of Operations, page F-37

73. We see you present revenues from service and spare sales separately from system sales. Please revise the filing to also present costs of service and spare sales separately. Refer to Rule
5-03(b)(2) of Regulation S-X. Also, confirm service revenues do not exceed 10% of total net sales on a stand alone basis. If this is not the case, revise the filing to comply with Rule 5-03(b) of Regulation
S-X. Note this comment may also impact Trikon`s financial statements and both companies selected financial data.

74. Please revise this statement to include the earnings per share data required by paragraph 6 of Statement 128.

2. Significant Accounting Policies, page F-40

Revenue Recognition, page F-41

75. With respect to proven technology systems accounted for as multiple elements, we see that you record the revenue at the lesser of the residual value or the noncontingent amount. We also note that in certain instances, the foregoing deferral of revenue results in a negative gross margin on the shipment and that you then record a deferral of costs to reach a position of zero gross profit. You also disclosed on page 53 that you record revenue at the lesser of the "residual amount" or "the amount of customer payment that is due upon the shipment of the product." We note that customer billing is not an appropriate factor in recording revenue according to SAB 104. Please tell us the relationship between the "noncontingent amount" and the
"amount of customer payment that is due". Please explain to us how the deferral of the residual value or the noncontingent amount would result in a negative gross margin. Please also confirm that you are deferring the cost of the related installation services. Lastly, please tell us the accounting basis for deferring additional costs to reflect a position of zero gross margin. We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.

12.  Stockholders` Equity, page F-54

Redeemable Convertible Preferred Stock, page F-54

76. We see your Series A preferred stock is redeemable at any time on or after October 1, 2008, but within 30 days after the receipt by Aviza of a written request from the holders of not less than a majority of the then outstanding shares of Series A Preferred Stock that all or some of the shares be redeemed. Please support the classification of these securities as permanent equity in your balance sheet. Tell us how Statement 150, ASR 268 and EITF D-98 impact your conclusions. Revise the filing as necessary based on our comments. We may have further comments after reviewing your response and revisions.


15. Related Party Transactions, page F-61

77. We note the consolidated statements of operations of comparative periods include allocations of certain expenses. Please revise the note to include a management`s assertion, if true, that the allocation methods used were reasonable. Refer to Question 2 of SAB
Topic 1B1. Also, note where an interest charge on intercompany debt has not been provided, the filing should include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is required. The analysis of the intercompany accounts often takes the form of a listing of transactions (e.g., the allocation of costs to the subsidiary, intercompany purchases, and cash transfers between entities) for each period for which an income statement was required, reconciled to the intercompany accounts reflected in the balance sheets. Refer to Question 4 of SAB Topic 1B1.

Annex A

78. We note your statement that "Such information can be found elsewhere in this proxy statement and prospectus and in the public filings that Trikon and Newco make with the Securities and Exchange
Commission." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

79. We note your statement that `information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement.` Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

80. Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Annex E - Opinion of Adams Harkness, Inc.

81. We note the limitation on reliance by shareholders in the penultimate paragraph of the fairness opinion provided by Adams Harkness. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Adams Harkness`s belief that shareholders cannot rely upon the opinion to support any claims against Adams Harkness arising under applicable state law (e.g., the inclusion of an express disclaimer in Adams Harkness`s engagement letter with Trikon). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.
Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Adams
Harkness would have no effect on the rights and responsibilities of either Adams Harkness or the board of directors under the federal securities laws.

Part II - Information Not Required in Prospectus

Item 21.  Exhibits and Financial Statement Schedules

(a) Exhibits, page II-1

82. We note your intention to file legal and tax opinions by amendment. Because we may have comments on these opinions, please file the exhibits allowing adequate time for their review.

83. Please file the indemnification agreements you mention in Item
20.

Item 22.  Undertakings, page II-5

84. Include the undertakings required by Item 512(a) of Regulation
S-
K.  See Section II.F of SEC Release 33-6578 (April 23, 1985).

Proxy Card

85. Please tell us the purpose of the line separating proposal
2(a)
from the boxes in which shareholder vote on that proposal.


*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Kuhar at (202) 551-3662, or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,



	Russell Mancuso
      Branch Chief

cc (via fax):	Christopher L. Kaufman, Esq. - Latham & Watkins LLP
	Andrew S. Williamson, Esq. - Latham & Watkins LLP
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New Athletics, Inc.
July 22, 2005
Page 1